UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.___)
AmBase Corp.
(Name of Issuer)
Class A Common Stock, par value $0.01
(Title of Class of Securities)
0231647106
(CUSIP Number)
Brian L. Sheehy
IsZo Capital Management LP
415 Madison Avenue, 14th Floor
New York, NY 10017
Tel: 646-775-4394
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 23, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1		NAMES OF REPORTING PERSONS IsZo Capital LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 8,675,951
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 8,675,951
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14		TYPE OF REPORTING PERSON PN

1		NAMES OF REPORTING PERSONS IsZo Capital GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 8,675,951
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 8,675,951
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS IsZo Capital Management LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 8,675,951
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 8,675,951
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14		TYPE OF REPORTING PERSON PN; IA

1		NAMES OF REPORTING PERSONS Brian L. Sheehy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 8,675,951
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 8,675,951
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,675,951
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14		TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.
This Statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of AmBase Corp. (the "Issuer").  The principal executive offices of the Issuer are located at One South Ocean Boulevard, Suite 301, Boca Raton, Florida 33432.
Item 2.	Identity and Background.
(a) This Statement is jointly filed by and on behalf of each of each of (i) IsZo Capital LP (the "Fund"); (ii) IsZo Capital GP LLC ("IsZo GP"); (iii) IsZo Capital Management LP ("ICM"); and (iv) Brian L. Sheehy ("Mr. Sheehy").  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."  Each of the Reporting Persons is a party to a Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund.  Mr. Sheehy is the managing member of IsZo GP and the President of the general partner of ICM.  IsZo GP, ICM and Mr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Fund.  Each of the Reporting Persons declares that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
The officers, directors and control persons of IsZo GP and ICM, their business addresses, principal occupations and citizenship are set forth on Schedule A and incorporated by reference in this Item 2.
(b) The principal business address of each of the Reporting Persons is 415 Madison Avenue, 15th Floor, New York, NY 10017.
(c) The principal business of the Fund is buying and selling securities and other investments for its own account.  The principal business of IsZo GP is acting as the general partner of the Fund.  The principal business of ICM is acting as the investment adviser to the Fund.  The principal business of Mr. Sheehy is acting as the managing member of IsZo GP and the President of the general partner of ICM.
(d) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Fund, IsZo GP and ICM are organized under the laws of the State of Delaware.  Mr. Sheehy is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used aggregate funds of $2,342,507.  Such funds were from the Fund's working capital.
The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for the Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies.  Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.  Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	Purpose of Transaction.
The shares of Common Stock covered by this statement were originally acquired in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, changes to the composition of the board of directors, price levels of the common stock and other securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons  may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional securities of the Issuer in open market or privately negotiated transactions;(ii) selling all or part of the securities of the Issuer owned by such Reporting Person in open market or privately negotiated transactions; and/or (iii) one or more combinations of the foregoing.  Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and articles of association, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, strategic transactions involving the Issuer or certain of the Issuer's businesses or assets, or may change their intention with respect to any and all matters referred to in this Item 4.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, other shareholders or third parties, including potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 40,737,751 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 11, 2017.  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows 11 and 13 on the cover pages hereto.
(b) Number of shares as to which each Reporting Person has:
     (i)      sole power to vote or to direct the vote:
               See row 7 on the cover pages hereto.
     (ii)     shared power to vote or to direct the vote:
               See row 8 on the cover pages hereto.
    (iii)     sole power to dispose or to direct the disposition of:
               See row 9 on the cover pages hereto.
    (iv)     shared power to dispose or to direct the disposition of:
               See row 10 on the cover pages hereto.

(c) Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Persons.
(d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On November 14, 2017, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.
Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1.	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: November 14, 2017
ISZO CAPITAL LP By: IsZo Capital GP LLC, its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL MANAGEMENT LP By: IsZo Management Corp., its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

/s/ Brian L. Sheehy
BRIAN L. SHEEHY

SCHEDULE A
Control Persons Information
The name, title, present principal occupation or employment, principal business address and citizenship of each director and executive officer, and each person controlling, the Fund, IsZo GP and ICM is set forth below.
Name	Title	Principal Occupation	Principal Business Address	Citizenship
Brian L. Sheehy	Managing Member of the General Partner of ICM	See Item 2(c)	See Item 2(b)	See Item 2(f)

SCHEDULE B
Transactions of the Reporting Persons Effected During the Past 60 Days
Except as otherwise noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Reporting Person	Amount of Shares Acquired	Price[1]
10/11/17	IsZo Capital LP	39,360	0.2750
10/13/17	IsZo Capital LP	153,491	0.3022
10/16/17	IsZo Capital LP	37,315	0.2850
10/23/17	IsZo Capital LP	268,000	0.2800
11/01/17	IsZo Capital LP	335,000	0.2800

1 Includes brokerage commissions

Exhibit 99.1
Joint Filing Agreement
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01, of AmBase Corp. dated as of November 14, 2017 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: November 14, 2017
ISZO CAPITAL LP By: IsZo Capital GP LLC, its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

ISZO CAPITAL MANAGEMENT LP By: IsZo Management Corp., its General Partner

By:	/s/ Brian L. Sheehy
Name:	Brian L. Sheehy
Title:	Managing Member

/s/ Brian L. Sheehy
BRIAN L. SHEEHY